UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Akari Therapeutics, Plc

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

00972G207

(CUSIP Number)

Jennifer L. Porter, Esquire
Justin S. Platt, Esquire
Goodwin Procter LLP
620 8th Ave
New York, NY 10018
+1 212 813 8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Ray Prudo, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,667,838,600[1,2]
	8.	Shared Voting Power 839,476,200[1,3]
	9.	Sole Dispositive Power 3,667,838,600[1]
	10.	Shared Dispositive Power 839,476,200[1,3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,507,314,800[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.2%[4]
14.	Type of Reporting Person (See Instructions) IN

1 Comprised of Ordinary Shares (as defined below) represented by American Depositary Shares (as defined below). Each American Depositary Share represents 2,000 Ordinary Shares.

2 Includes (i) 3,657,838,600 Ordinary Shares and (ii) options to purchase 10,000,000 Ordinary Shares which are exercisable within 60 days from the date of this report. Excludes warrants to purchase 1,630,948,600 Ordinary Shares (the “Warrants”). All Warrants held by the Reporting Person (Dr. Prudo) are held personally in Dr. Prudo’s name and subject to a 9.99% beneficial ownership limitation. The Reporting Person (Dr. Prudo) disclaims beneficial ownership of the Warrants and securities issuable upon exercise of the Warrants.

1.	Names of Reporting Persons. RPC Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malta
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 800,766,600[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 800,766,600[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,766,600[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%[4]
14.	Type of Reporting Person (See Instructions) CO

3 Includes (i) 800,766,600 Ordinary Shares held by RPC Pharma Limited, a Maltese corporation (“RPC”), and (ii) 38,709,600 Ordinary Shares held by Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company (“Praxis”). Excludes RPC’s warrants to purchase 9,210,500 Ordinary Shares which are subject to a 9.99% beneficial ownership limitation. Voting and investment decisions with respect to shares held by RPC and Praxis are controlled by the Reporting Person.

4 The percentage of the Reporting Person’s beneficial ownership is based on 23,482,497,523 Ordinary Shares issued and outstanding as of June 7, 2024, as per information provided to the Reporting Person by the Issuer.

1.	Names of Reporting Persons. Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,709,600[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,709,600[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,709,600[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%[4]
14.	Type of Reporting Person (See Instructions) OO

Introduction

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2015 and amended on October 26, 2017, March 30, 2020, October 18, 2021, January 14, 2022, April 14, 2023, October 20, 2023 and January 4, 2024, respectively (collectively, the “Prior Schedule 13D”) by and on behalf of RPC Pharma Limited, a Maltese corporation (“RPC”), Ray Prudo, M.D., a citizen of Canada (“Dr. Prudo”) and Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company (“Praxis,” and together with RPC, and Dr. Prudo, the “Reporting Persons”), and relates to the ordinary shares, par value $0.0001 (“Ordinary Shares”) of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the “Issuer”). The Issuer’s American Depositary Shares, each representing 2,000 Ordinary Shares (the “ADSs”), have been registered on a registration statement on Form F-6 (File No. 333-185197), as supplemented (File Nos. 333-234213, 333-262049 and 333-185197), and trade on the Nasdaq Capital Market under the symbol “AKTX.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 8 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged.

This Amendment No. 8 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Persons as a result of the transaction described below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On May 31, 2024, the Issuer closed a private placement of the Issuer’s securities (the “May 2024 PIPE”), pursuant to which, Dr. Prudo purchased 663,129 ADSs (representing 1,326,258,000 Ordinary Shares) and Series C Warrants to purchase 663,129 ADSs (representing 1,326,258,000 Ordinary Shares) at a combined unit price of $1.885 per ADS (comprised of $1.76 per ADS and $0.125 per warrant). The funds used by Dr. Prudo to acquire the ADSs were from his personal funds.

Item 4. Purpose of Transaction.

On May 31, 2024, Dr. Prudo purchased the securities described in the May 2024 Private Placement as described in Item 3 above.

Item 5. Interest in Securities of the Issuer.

(a) Dr. Prudo, either in his individual capacity or as sole manager and member of RPC and Praxis, respectively, beneficially owns an aggregate of 4,507,314,800 Ordinary Shares (represented by Ordinary Shares or American Depositary Shares), including (i) 3,657,838,600 Ordinary Shares, (ii) options to purchase 10,000,000 Ordinary Shares, (iii) 38,709,600 Ordinary Shares held by Praxis, (iv) 800,766,600 Ordinary Shares held by RPC, which represents approximately 19.2% of the Issuer’s Ordinary Shares (not including RPC’s warrants to purchase 9,210,500 Ordinary Shares). RPC beneficially owns the 800,766,600 Ordinary Shares reported on the third cover page, which represents approximately 3.4% of the Issuer’s Ordinary Shares, and separately, warrants to purchase 9,210,500 Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. Praxis beneficially owns the 38,709,600 Ordinary Shares reported on the fourth cover page, which represents approximately 0.2% of the Issuer’s Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. The percentage of beneficial ownership reported on the Reporting Persons’ cover pages to this Amendment No. 8 is based on (i) 23,482,497,523 Ordinary Shares outstanding as of June 7, 2024 as per information provided to Dr. Prudo by the Issuer. As set forth above, Dr. Prudo’s aggregate beneficial ownership percentage of the Issuer’s Ordinary Shares excludes Warrants to purchase 1,640,159,100 Ordinary Shares. All Warrants held by Dr. Prudo are subject to a 9.99% beneficial ownership limitation. Dr. Prudo disclaims beneficial ownership of the Warrants and securities issuable upon exercise of the Warrants.

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ray Prudo, M.D.	3,667,838,600	839,476,200	3,667,838,600	839,476,200
RPC Pharma Limited	0	800,766,600	0	800,766,600
Praxis	0	38,709,600	0	38,709,600

(c) On May 31, 2024, Dr. Prudo purchased 663,129 ADSs (representing 1,326,258,000 Ordinary Shares) in the May 2024 PIPE described above. None of the Reporting Persons has effected any other transactions in Ordinary Shares during the 60 days prior to the filing of this Amendment No. 8.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024	By:	/s/ Ray Prudo
Ray Prudo, M.D.

Dated: June 20, 2024	RPC PHARMA LIMITED

	By:	/s/ Ray Prudo
Name: Ray Prudo, M.D.
Title: Authorized Person

Dated: June 20, 2024	Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company

	By:	/s/ Jodie Travers
Name: Jodie Travers
Title: Director for and on behalf of Praxis Trustees Limited

	By:	/s/ Tom Zierer
Name: Tom Zierer
Title: Director for and on behalf of Praxis Trustees Limited